

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

March 8, 2011

<u>Via Mail and Facsimile</u>

Mr. JD Klamka
President and Chief Executive Officer
Plaster Caster Inc.
1000 Country Club
Ann Arbor, MI 48105

> **Re: Plaster Caster Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed February 25, 2011**
> **File No. 000-54155**

Dear Mr. Klamka:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director